Re: Montgomery Real Estate Service, Inc.
Form 10
Filed May 13, 2008
File No. 000-53146

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Fell free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Registration Statement

1.
We note your response to comment 7 of our letter.  You indicate that the company’s address is: “Media Group South, Inc., c/0 Lessard Property Management, Inc., 191 Chestnut Street, Springfield, MA 01103.”  It appears that the first line should be revised to “Montgomery Real Estate Service, Inc.”  Please advice or revise.

Response:  We revised the first line of the company’s address to read “Montgomery Real Estate, Service, Inc.”

Overview of our Market Area, page 3

2.
We note your response to comments 12 and 17 of our letter. In your response, you state that you have provided supporting materials.  To date, we have not received the supporting materials.  Please provide supporting materials for all quantitative and qualitative business and industry data used in the registration statement and clearly mark the specific language in the supporting materials that supports each statement.

Response:  Supporting materials have been mailed to the Mr. Mctieman’s attention at the SEC and should arrive concurrent to this filing.

Our plan to acquire other Rental Properties, page 4

3.
We note your response to comment 13 of our letter.  In your response letter, you disclose that you have no plans to renovate and resell properties.  However, your disclosure on page 4 indicates that you intend to purchase real estate and use the proceeds from reselling the real estate to pay operating cost for the next 12 months.  As you do not intend to resell properties within 12 months, please revise your disclosure to eliminate this statement, and clearly disclose that you hope to pay operating costs over the next 12 months using revenues from property rentals.

Response:  We revised our disclosure to eliminate the statement that we will use proceeds from reselling real estate to pay operating costs for the next 12 months and to disclose that we hope to pay operating costs over the next 12 months using revenues from property rentals.

Purchase Procedures, page 4

4.
We note your response to comment 15 of our letter.  In your response, you indicate that an appraisal was not done for the Front Street Property.  It appears that the Front Street Property was acquired for consideration of $100 and the assumption of the mortgages encumbering this property.  Please add a risk factor to address that no appraisal was conducted on this property and that the value of the property may be worth less than the consideration provided.

Response:  We added a risk factor to address that no appraisal was conducted on our property at 472 Front Street and that the value of the property may be worth less than the consideration provided.

Risk Factors, page 6

5.
We note that your response to comment 19 of our letter. In the risk factor, you state that you have not conducted an independent title examination on your property at 242 Front St.  Your property appears to be located at 472 Front Street.  Please revise to address this discrepancy.

Response:  We revised our statement that we have not conducted an independent title examination on 242 Front St. to read that we have not conducted an independent title examination on our property at 472 Front Street.

6.
We note your response to comment 21 of our letter.  In your response you address the liability of your tenants if their guests are injured on your property, the potential bankruptcy of the tenants, and the impact on you if your tenants are unable to pay rent due to bankruptcy.  Please revise the heading of this risk factor to address this risk.  Additionally, if applicable, please add a risk factor to address your potential liability to your renters and their guests in the event one of them is hurt on your property.

Response:  We revised the heading of the applicable risk factor to address the risk concerning the liability of our tenants if their guests are injured on our property, the potential bankruptcy of the tenants, and the impact on us if our tenants are unable to pay rent due to bankruptcy.  We also added a risk factor to address our potential liability to our renters and their guests in the event one of them is hurt on our property.

Our Management may have possible conflicts… page 6

7.	We note your response to comment 22 of our letter. Please disclose Mr. Bennett’s holding period prior to sale and the type of consideration paid other than amounts funded by the mortgages.

Response:  We have disclosed Mr. Bennett’s holding period as being from February 14, 2005 to March 12, 2008.  The consideration paid, other than amounts funded by the mortgages, is disclosed as $100.

We have incurred losses… page 7

8.	Please revise your cash flows from operations to reflect that it is negative.

Response: We revised our cash flows from operations to reflect it as negative.

Liquidity and Capital Resources, page 8

9.	Please provide more detailed disclosure regarding the increase of over $29,000 in amounts due from an affiliate, including identifying the affiliate and the nature of the amount.

Response: We provided more detailed disclosures regarding the increase of over $29,000 in amounts due from an affiliate, including identifying the affiliate and the nature of the amount.

Securities Ownership of Certain Beneficial Owners and Management, page 9

10.	In footnote 3, please disclose that Mr. Bennett controls the voting and dispositive power for the shares held by the Northeast Nominee Trust.

Response:  In footnote 3, we disclosed that Mr. Bennett controls the voting and dispositive power for the shares held by the Northeast Nominee Trust and that he has a fiduciary duty to act in the best interests of the beneficiaries of the Trust, who are his children, with respect to the Trust.

11.
We note your response to comment 28 of our letter.  We note in your response that Mr. Bennett did not own any shares of Front Street First Corporation.  Further, we note that exhibit 2 indicates that there were 1,000,000 shares outstanding at the time of the share exchange.  Please disclose the Securities Act exemption relied upon in connection with this transaction and the basis for such reliance.

Response:  The Exhibit indicates that there was $1,000 of capital and stock of .001 par value.  The $1,000 was the registered capital of the company at the time, but there were no shares actually issued.

12.
In exhibit 2, it states that Northeast will retire 22,000,000 shares of common stock and receive 2,200,000 shares of preferred stock.  Please add a footnote, if applicable, to disclose that the 22,000,000 shares listed in the table are issuable upon the conversion of 2,200,000 shares of preferred stock held by Northeast.

Response:  We added a footnote to the table to disclose that the 22,000,000 share listed in the table are issuable upon the conversion of 2,200,000 shares of preferred stock held by Northeast Nominee Trust.

Directors and Executive Officers, page 10

13.
We note your response to comment 29 of our letter.  We further note that Mr. Bennett, as the sole trustee, appears to control the voting power of the shares held in the trust.  Therefore, please add disclosure in this section that Mr. Bennett will elect your directors and officers or provide us an analysis of why you do not believe he has such power.

Response:  In this section, we added disclosure that Mr. Bennett will elect our directors and officers.

Certain Relationships and Related Transactions, page 11

14.
We note your response to comment 32 of our letter.  In your disclosure on page 11, you state; “We have a policy in place whereby we require the board of directors’ approval for material related party transactions.”  Please clarify that Mr. Bennett, as as sole director, may approve all material related party transactions, including transactions in which he is a party.  Alternatively, please provide a legal analysis, based on Nevada law, explaining why the approval of some other party would be required in a related party transaction with Mr. Bennett.

Response:  We clarified that Mr. Bennett, as sole director may approve all material related party transactions, including transactions in which he is a party.  We also clarified that as the trustee of the majority shareholder, Mr. Bennett has a fiduciary duty to act in the best interests of the Trust beneficiaries, his children.

Common and Preferred Stock, page 12

15.
In this section, you state that you are authorized to issue 175,000,000 shares of common stock. On page 1, you state we are currently authorized to issue 275,000,000 shares of common stock. Please revise to correct this discrepancy.

Response: We corrected the share amount to be 175,000,000 shares which is the accurate number of common shares currently authorized.

Exhibits

16.
We note your response to comment 43 and that you have provided theassumption agreement regarding one mortgage.  However, you did notprovide an exhibit that reflects Montgomery’s obligations under thesecond mortgage.  Please advise.

Response:  There is no written agreement concerning Montgomery’s obligations under the second mortgage.  Given the nominal amount of the second mortgage, the parties did not deem a written agreement to be necessary.

17.	In Exhibit 3.3, you make reference to Exhibit A. Please re-file Exhibit 3.3and include Exhibit A to Exhibit 3.3.

Response:   We have filed Exhibit A with this Amendment.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please finish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of you filing or in response to our comments on your filing.

You may contact Howard Efron at (202)551-3439 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters.  Please contact Stacie Gorman at (202) 551-3585 or me at (202)551-3852 with any other questions.

Sincerely,
Michael McTieman
Special Counsel